United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON MARCH 31, 2006.
PUBLICLY HELD COMPANY
CORPORATE TAX REGISTRATION (CNPJ) 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) 33,300,019,766

01 -	LOCATION, DATE AND TIME:

At the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on March 31, 2006, at 4:30 p.m.

02 -	PANEL:

Chairman: Mr. Jorge Luiz Pacheco Secretary: Mr. Pedro Aguiar de Freitas

03 -	ATTENDANCE AND QUORUM:

Attended by the shareholders representing more than two thirds of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Order of the Day.

Also present are Mr. Roger Agnelli, CVRD’s CEO; Mr. Gabriel Stoliar, who is currently substituting the CVRD’s CFO and Investor Relations Officer; Mr. Tito Botelho Martins Junior, CEO of CAEMI — Mineração e Metalurgia S.A. (“CAEMI”); Mr. Marcelo Amaral Moraes and Mr. Aníbal Moreira dos Santos members of CVRD’s Fiscal Council; Mr. Gelson Amaro representative of ACAL Consultoria e Auditoria S/s (“ACAL”); and Mrs. Carolina Lacerda and Mrs. Maria Pereira as representatives of Banco Merrill Lynch de Investimentos S.A. (“Merrill Lynch”). ACAL is a specialized company which carries out valuation, and Merrill Lynch is a company with expertise to prepare the report containing the appraisal value of the preferred shares issued by CAEMI to be merged into CVRD.

04 -	SUMMONS:

Publication of Notice, published in the Jornal do Commercio on March 08, 09 and 10, 2006, in the Official Gazette of the State of Rio de Janeiro on March 08, 09, 13 and 14, 2006, as well as in the DCI on March 08, 09, 2006 and editions of March 11, 12 and 13, 2006, with the following Agenda:
I.	To approve the terms, conditions and reasons (the “Protocolo e Justificação”) for the merger of all the shares of the capital stock of CAEMI into the assets of the CVRD in order to convert the former into a wholly-owned subsidiary of the Company, pursuant to article 252 of the Brazilian Corporate Law number 6,404/76 (“Incorporação de Ações”);

Continuation of the Minutes of the Extraordinary General Shareholders Meetings held on March 31, 2006.	2

II.	To ratify the appointment of the experts who prepared the value appraisal of the preferred shares issued by CAEMI to be merged into CVRD assets;

III.	To decide on the Appraisal Report, prepared by the experts;

IV.	To approve the merger of all of the shares issued by CAEMI into CVRD’s assets;

V.	To approve CVRD capital increase within the issuance of 64,151,361 preferred class A shares, to be paid-in with the shares of CAEMI to be merged into the Company’s assets, and the consequent change of the “caput” of article 5 of the CVRD’s By-Laws.

05 -	READING OF DOCUMENTS:

The copies of the Notice to the Shareholders published in the newspapers above mentioned were available, as well as copies of (i) the “Protocolo e Justificação”; (ii) the appraisal reports prepared by ACAL; (iii) the report prepared by Merrill Lynch; and (iv) the Fiscal Council report. The reading of all those documents, except for the Notice to the Shareholders and the Fiscal Council report, was unanimously waived, as the content of the same was already known to the shareholders.

Therefore, after discussion and comments by the shareholders on the above mentioned documents, the following resolutions were made:

06.	THE FOLLOWING DELIBERATIONS WERE APPROVED BY THE MAJORITY OF THE SHAREHOLDERS WHO ATTENDED THE MEETING:

6.1 -	the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present shareholders, pursuant article 130, §1º and §2º, of Law number 6,404/76;

6.2 -	the terms, conditions and reasons (the “Protocolo e Justificação”) for the merger of the shares of the capital stock of CAEMI into the assets of CVRD in order to convert the former into a wholly-owned subsidiary of the Company, pursuant to articles 224, 225, 252 and 264 of the Brazilian Corporate Law (“Incorporação de Ações”);

6.3 -	to ratify the appointment of Merrill Lynch, a company with expertise to prepare the report containing the appraisal value of the preferred shares issued by CAEMI to be merged into CVRD. Upon prior consultation, Merrill Lynch accepted the engagement and is able to deliver the report;

6.4 -	Merrilll Lynch’s report dated March 14, 2006, which contains the evaluation of the shares issued by CAEMI based on the exchange market value criteria of CAEMI

Continuation of the Minutes of the Extraordinary General Shareholders Meetings held on March 31, 2006.	3

shares, according to the rates of São Paulo Stock Exchange (Bovespa) throughout the 90 (ninety) days that preceding the first press release related to the transaction disclosed to the market on January 23, 2006;

6.5 -	to ratify the appointment of ACAL, a specialized company to carry out the evaluations, in compliance with the provisions contained in Article 264 of the Brazilian Corporations Law, of the shareholder’s equity to market value of CVRD and Caemi. Upon prior consultation, ACAL accepted the engagement and is able to deliver the Report;

6.6 -	the evaluations of the shareholder’s equity to market value of CVRD and CAEMI, prepared by ACAL;

6.7 -	the merger of outstanding preferred shares issued by CAEMI into the assets of CVRD, with the issuance by CVRD of 64,151,361 (sixty four million, one hundred and fifty-one thousand, three hundred and sixty-one) preferred Class A shares. Mr. Tito Botelho Martins Junior, Chief Executive Officer of CAEMI, attended the meeting, and subscribed the entirety of the shares issued by CVRD on behalf of CAEMI’s shareholders, as approved in the Shareholders Meeting held at 10 am on March 31, 2006. The new preferred Class A shares issued by CVRD were paid-in with the merger of the outstanding preferred shares issued by CAEMI. As a result of the approval of the merger of shares, CAEMI became a wholly-owned subsidiary of CVRD, according to article 252 of law number 6,404/76;

6.8 -	due to the approval of the capital increase mentioned in item 6.7. above, the heading of article 5 of CVRD’s By-Laws shall have the following wording:
“Art. 5 — The Capital Stock is in the amount of R$19,492,400,974.56 (nineteen billion, four hundred and ninety-two million, four hundred thousand, nine hundred and seventy-four reais and fifty-six cents) corresponding to 1,229,828,529 (one billion, two hundred and twenty-nine million, eight hundred and twenty-eight thousand, five hundred and twenty-nine) shares, being R$9,007,032,395.62 (nine billion, seven million, thirty-two thousand, three hundred and ninety-five Brazilian reais and sixty-two cents) divided into 749,949,429 (seven hundred and forty-nine million, nine hundred and forty-nine thousand, four hundred and twenty-nine) common shares and R$10,485,368,578.94 (ten billion, four hundred and eighty-five million, three hundred and sixty-eight thousand, five hundred and seventy-eight Brazilian reais and ninety-four cents), divided into 479,879,100 (four hundred and seventy-nine million, eight hundred and seventy-nine thousand and one hundred) preferred Class A shares, including three (3) special Class shares, all without par value.”

Continuation of the Minutes of the Extraordinary General Shareholders Meetings held on March 31, 2006.	4

07 -      ADJOURNMENT
At 5 p.m., with no more issues to be discussed, work was suspended until drawing up this Minutes. Reopening the session, this Minutes was read, approved and signed by the Secretary, the Chairman and the Shareholders present.
We hereby declare that this is a true copy of the Minutes of the Meeting contained in the corporate records of the Company.

Rio de Janeiro, March 31, 2006.
Jorge Luiz Pacheco
Chairman
Pedro Aguiar de Freitas
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: April 4, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations